UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
1 July 2013

PEARSON AND BERTELSMANN ANNOUNCE THE COMPLETION OF THE MERGER OF PENGUIN AND RANDOM HOUSE

Pearson and Bertelsmann today announce the completion of the joint venture between Penguin and Random House to create Penguin Random House, the world's leading consumer publishing company.

Penguin Random House will be the first truly global publishing company with operations in the US, Canada, UK, India, South Africa, Australia, New Zealand, Spain, Mexico, Argentina, Uruguay, Colombia and Chile. The new company employs more than 10,000 people and publishes more than 15,000 new titles every year across 250 imprints. It publishes many of the world's bestselling authors, including more than 70 Nobel Prize laureates.

Pearson and Bertelsmann believe that the combined organisation will have a stronger platform and greater resources to invest in rich content, new digital publishing models and high-growth emerging markets. The organisation will generate synergies from shared resources such as warehousing, distribution, printing and central functions. Pearson and Bertelsmann intend that the combined organisation's level of organic investment in authors and new product models will exceed the total investment of Penguin and Random House as independent publishing houses.

The Penguin Random House board will comprise:

John Makinson                  Chairman, Penguin Random House

Markus Dohle                    Chief Executive Officer, Penguin Random House

Coram Williams                  Chief Financial Officer, Penguin Random House

John Fallon                         Chief Executive Officer, Pearson

Philip Hoffman                    EVP Corporate Finance & Strategy, Pearson

Dr. Thomas Rabe                Chairman and Chief Executive Officer, Bertelsmann

Dr. Judith Hartmann           Chief Financial Officer, Bertelsmann

Dr. Thomas Hesse               President Corporate Development and New Business, Bertelsmann

Gail Rebuck                          Member of the Bertelsmann Group Management Committee

Two independent directors will be appointed in due course.

Bertelsmann owns 53% of the joint venture and Pearson owns 47%. The joint venture excludes Bertelsmann's trade publishing business in Germany and Pearson retains certain exclusive rights to use the Penguin brand in education markets worldwide. In 2012, Penguin Random House had pro forma revenues of £2.6bn (€3.2bn) and operating profit of £346m (€427m). Penguin reported revenues of £1.1bn and operating profit of £98m with total assets of £1.2bn. After completion, Pearson will report its 47% share of profit after tax from the joint venture as an associate in its consolidated income statement from 1 July 2013. Pearson will report interim results on 26 July 2013 and will provide more financial information on the transaction.

As previously indicated, John Makinson is today stepping down from the Pearson board to assume his full-time responsibilities as Chairman of Penguin Random House.

John Fallon, Chief Executive of Pearson, said: "Penguin has been at the heart of Pearson for more than four decades and is deeply intertwined with our culture and operations. This combination creates a clear world leader with a strong platform for continued creative and commercial success in a rapidly-changing consumer publishing industry. This will be an excellent business and we will be active long-term partners in it."

Thomas Rabe, Chairman and CEO of Bertelsmann, said: "With today's launch of Penguin Random House, Bertelsmann and Pearson have set a great course for the future of the book, and book publishing - and new growth for Bertelsmann. Together, we can and will invest on a much larger scale than separately in diverse content, author development and support, the publishing talent, the entire spectrum of physical and digital book acquisitions, production, marketing, and distribution, and also in fast-growing markets of the future."

ENDS

For more information:
Simon Mays-Smith/ Charles Goldsmith   +44 () 20 7010 2310

Notes for editors:
John Makinson was most recently Chairman and Chief Executive of the Penguin Group. John's diverse background spans business, consultancy, financial journalism and publishing. He was Finance Director of Pearson before heading Penguin, and previously served as managing director of the Financial Times newspaper. John co-founded Makinson Cowell, an international financial consultancy, and was Vice Chairman of the US holding company of advertising firm Saatchi & Saatchi. John is chairman of the UK's National Theatre.

Markus Dohle was most recently Chairman and CEO of Random House. He has been an Executive Board member of Bertelsmann since 2008. He previously served as a member of the Arvato AG Executive Board, Chief Executive Officer of Mohn Media Group and Managing Director of Bertelsmann Distribution, Bertelsmann Medien and Vereinigte Verlagsauslieferung (VVA).

Coram Williams was Chief Financial Officer of the Penguin Group. He previously held senior financial roles at Pearson plc and International Education.  He began his professional career at Autocar, a British motoring magazine, as a road tester and then moved to Arthur Andersen, specializing in media clients.

John Fallon became Pearson's chief executive on 1 January 2013. Since 2008, he had been responsible for the company's education businesses outside North America, and a member of the Pearson management committee. Previously, John was Director of Corporate Affairs at Powergen plc, where he was also a member of the company's executive committee. Earlier in his career, John held senior public policy and communications roles in UK local government.

Philip Hoffman is Executive Vice President of Corporate Finance, Strategy and Company Secretary at Pearson. In this role, he is responsible for business development, corporate finance and governance. Prior to that, he was Chairman and CEO of Learning Network with earlier roles including President of Pearson Inc., CFO of Pearson North America and CFO and COO of Penguin Group. He is a member of the Pearson Management Committee.

Dr Thomas Rabe is Chairman and Chief Executive Officer of Bertelsmann and was previously the company's CFO. His diverse career includes CFO for RTL Group, Europe's largest TV, radio and production company; a period at the Directorate-General for Financial Institutions and Corporate Law, European Commission, Brussels; and an associate in the Forrester Norall & Sutton law firm (now White & Case).

Dr Judith Hartmann is Chief Financial Officer of Bertelsmann. She previously served in senior finance roles at The Walt Disney Company and in senior finance and strategy roles for GE Healthcare. In 2009, she was appointed Chief Financial Officer of GE Healthcare Latin America and then held the same position at the GE Group Germany from 2011, joining Bertelsmann the following year.

Dr Thomas Hesse is President Corporate Development and New Business of Bertelsmann. He previously served in senior business development and strategy roles at McKinsey & Company, CLT-UFA, RTL Television, BMG Entertainment and Sony Music Entertainment, where he was President, Global Digital Business.

Dame Gail Rebuck, CBE, is a Member of the Bertelsmann Group Management Committee. She served as Chair and Chief Executive of The Random House Group and previously held publishing positions in Hamlyn Group and co-founded Century Publishing. A lifelong advocate of literacy, Gail is a trustee of the National Literacy Trust and chairs the Quick Reads adult literacy initiative, part of the World Book Day Charity which she co-launched.

PEARSON plc

Date: 01 July 2013

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary